1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):               )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated September 13, 2005	4

FORWARD-LOOKING STATEMENTS

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: September 13, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

TOM Online Inc. launches mobile functions

Joining forces with UMPAY to provide mobile payment services in China

TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless internet company, today announced that it has signed a strategic cooperation agreement with UMPAY (Union Mobile Pay Ltd.), the sole authorized mobile payment gateway on China Mobile’s platform, to jointly develop and market bank card, debit card and credit card-based mobile payment products and services in China.

UMPAY’s key shareholders include China Mobile, the world’s largest mobile carrier with more than 230 million subscribers, and China Union Pay, a national payment network set up by a consortium of more than 100 banks and with a total of more than 800 million bank card users in China.

Founded in 2003, UMPAY has attracted 3 million registered users to date and signed up with 8 Chinese banks including Industrial and Commercial Bank of China, Bank of China and Bank of Communications to offer mobile wallet services. At present, UMPAY’s nationwide coverage through its authorized numbers 7777 for SMS, *188# for USSD and 12588 for IVR service offers a range of payment functions. These services include the payment of China Mobile phone bills and utilities bills, the recharging of China Mobile phone cards and retail services ranging from purchasing of lottery tickets to plane tickets.

Under the agreement, TOM Online will be the wireless and online payment portal company partner of UMPAY and will work with UMPAY to offer more comprehensive mobile payment products. Leveraging its vast online and wireless resources, including its wireless internet user base of more than 70 million, TOM Online will help further expand UMPAY’s merchant and user bases to accelerate the adoption of this secure and convenient mobile payment service.

Through the cooperation, TOM Online believes it will help drive the usage of wireless value-added services in the daily life of the Chinese people. TOM Online Chief Executive Officer Wang Lei Lei said: “TOM Online has long been a leader in the provision of wireless content in China. Through this partnership, our services will now cover mobile content as well as mobile functions. We are confident that the combination of UMPAY’s platform and our substantial user base and resources, the cooperation will present a compelling application to more and more mobile phone users.”

UMPAY Managing Director Zhang Bin said: “We are very pleased to partner with China’s leading wireless internet company TOM Online. TOM Online’s extensive distribution networks and user base will accelerate our business development in China. Mobile payment is an important service in China where mobile phones are ubiquitous. The country’s mobile payment is expected to double in size each year in the next few years.”

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

China is the world’s largest mobile phone market with more than 360 million subscribers as at the end of June 2005. The country’s online payment market is expected to grow to more than RMB60.5 billion by the end of 2007 from an estimated RMB16 billion this year, according to iResearch. In view of China’s more than 800 million bank card users, UMPAY and TOM Online believe there are large growth opportunities in the wireless payment industry.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward Looking Statement

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media Enquiry:

Rico Ngai

TOM Online Inc.

Skype Name: ricoinrio

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-1189-5354

Email: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com